As filed with the Securities and Exchange Commission on February 8, 2013

Registration No. 333-185937

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST QUANTUM MINERALS LTD.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	I.R.S. Employer Identification Number (if applicable)

543 Granville Street, 8th Floor, Vancouver, British Columbia, Canada V6C 1X8, 604-688-6577

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to:

P.J. Himelfarb, Esq.	Daniel Batista, Esq.
Weil, Gotshal & Manages LLP	Fasken Martineau DuMoulin LLP
200 Crescent Court, Suite 300	333 Bay Street, Suite 2400
Dallas, TX 75201	Toronto, ON M5H 2T6
(214) 746-7700	(416) 868-3423

Approximate date of commencement or proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80, as originally filed with the U.S. Securities and Exchange Commission on January 9, 2013 (the “Registration Statement”), to include the Notice of Variation and Extension, dated February 8, 2013, which the Registrant filed in its home jurisdiction as a supplement to the Offer to Purchase and Circular dated January 8, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

Offer to Purchase and Circular dated as of January 9, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery.*

Notice of Variation and Extension dated as of February 8, 2013.

ITEM 2.	INFORMATIONAL LEGENDS

See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular dated as of January 9, 2013.*

See “Notice to Shareholders in the United States” in the Notice of Variation and Extension dated as of February 8, 2013.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCES

See “Documents Incorporated by Reference” in the Offer to Purchase and Circular dated as of January 9, 2013.* As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Quantum Minerals Ltd. at 8th Floor, 543 Granville Street, Vancouver, British Columbia, Canada, V6C 1X8 (telephone: (604) 688-6577).

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

See “Documents Filed With the SEC as Part of the Registration Statement” in the Offer to Purchase and Circular dated as of January 9, 2013.*

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.

I-1

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to shareholders in any such jurisdiction.

February 8, 2013

NOTICE OF VARIATION AND EXTENSION

of FQM (Akubra) Inc.’s offer to purchase

all of the outstanding common shares (together with associated rights issued under the shareholder rights plan)

of

INMET MINING CORPORATION

for consideration per common share of Inmet Mining Corporation (“Inmet”) of, at the election of each holder, $72.00 in cash (the “Cash Alternative”)

or

3.2967 common shares of First Quantum (the “Share Alternative”)

or

$36.00 and 1.6484 common shares of First Quantum (the “Cash and Share Alternative”) subject, in each case, to proration as set out in the Original Offer to Purchase

FQM (Akubra) Inc. (the “Offeror”), a direct wholly-owned subsidiary of First Quantum Minerals Ltd. (“First Quantum”), hereby gives notice that it is amending its offer dated January 9, 2013 (the “Original Offer”) to purchase, on and subject to the terms and conditions of the Original Offer, all of the outstanding common shares of Inmet, including any common shares of Inmet that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined herein) upon the exercise, conversion or exchange of any Convertible Securities, together with the SRP Rights issued under the Inmet Shareholder Rights Plan (collectively, the “Inmet Shares”), in order to, among other things: (a) extend the Original Offer to 5:00 p.m. (Eastern Standard Time) on February 27, 2013; and (b) amend one of the conditions of the Original Offer. The Original Offer, as amended and extended hereby, is referred to herein as the “Offer”.

THE ORIGINAL OFFER HAS BEEN AMENDED AND EXTENDED, AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (EASTERN STANDARD TIME) ON FEBRUARY 27, 2013 (THE “EXPIRY TIME”), UNLESS FURTHER EXTENDED OR WITHDRAWN.

This Notice of Variation and Extension should be read in conjunction with the Offer to Purchase dated January 9, 2013 (the “Original Offer to Purchase”) and accompanying circular dated January 9, 2013 (the “Original Circular”, and, together with the Original Offer to Purchase, the “Original Offer to Purchase and Circular”) in connection with the Original Offer. The Original Offer to Purchase and Circular and this Notice of Variation and Extension together constitute the “Offer to Purchase and Circular”. Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby, and all references in such documents to the “Circular” or the “Offer to Purchase and Circular” mean the Original Offer to Purchase and Circular as amended hereby. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings given to them in the Original Offer to Purchase and Circular.

The Information Agent for the Offer is:

If you have any questions or need any assistance in depositing your Inmet Shares, please call Georgeson at:

Toll Free (North America): 1-866-656-4120 Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) or a manually signed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing their Inmet Shares and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (i) accept the Offer by following the procedures for book-entry transfer of Inmet Shares set out in Section 3 of the Original Offer to Purchase, “Manner for Acceptance – Acceptance by Book-Entry Transfer”, or (ii) follow the procedure for guaranteed delivery set forth in Section 3 of the Original Offer to Purchase, “Manner for Acceptance – Procedure for Guaranteed Delivery” by using the Notice of Guaranteed Delivery (printed on yellow paper) or a manually signed facsimile thereof.

Shareholders whose Inmet Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that intermediary for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Inmet Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Inmet Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the Information Agent, whose contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, First Quantum, the Information Agent or the Depositary.

This document does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

This document contains no offer to the public within the meaning of section 102B of the United Kingdom Financial Services and Markets Act 2000, as amended (“FSMA”) or otherwise. This document is not a prospectus for the purposes of section 85(1) of the FSMA. Accordingly, this document has not been nor will it be approved as a prospectus by the United Kingdom Financial Services Authority (the “FSA”) under section 87A of the FSMA and it has not been filed with the FSA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under the FSMA or by the LSE.

- ii -

NOTICE TO INMET SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian foreign private issuer that does not have securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder as applicable to a tender offer (i) in which less than 40 percent of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under applicable U.S. – Canadian multijurisdictional disclosure system and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offer is made in the United States with respect to securities of a “foreign private issuer”, as such term is defined in Rule 3b-4 promulgated under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

First Quantum has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 and other documents and information, and expects to mail this Notice of Variation and Extension to Shareholders concerning the Offer and the proposed combination or acquisition of Inmet. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.

The Offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Inmet Shares and the acquisition of First Quantum Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Shareholders are encouraged to consult their tax advisors. See Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Original Circular, “Certain U.S. Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that First Quantum is incorporated under the laws of the Province of British Columbia, that Inmet is incorporated under the laws of Canada, and that some or all of their respective officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named herein may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of First Quantum and Inmet and said persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THE OFFER TO PURCHASE AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- iii -

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Inmet Shares be accepted from or on behalf of, Shareholders in any state in the United States in which the making or acceptance of the Offer would not be in compliance with the laws of such state. The Offeror may, in its sole discretion, take such action as it may deem desirable to extend the Offer to Shareholders in any such state. Notwithstanding the foregoing, the Offeror may elect not to complete such action in any given instance. Accordingly, the Offeror cannot at this time assure holders of Inmet Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of First Quantum Shares or Inmet Shares, or certain related securities, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories.

The Offer to Purchase and Circular and certain of the information incorporated by reference into the Offer to Purchase and Circular have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserves”, “probable reserves”, “proven reserves”, “inferred resources”, “indicated resources”, “measured resources” and “mineral resources” used or incorporated by reference in the Offer to Purchase and Circular are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves (“CIM”). CIM standards differ significantly from standards in the United States. While the terms “mineral resource”, “measured resources”, “indicated resources”, and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in the Offer to Purchase and Circular may not be comparable to similar information made public by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for the Inmet Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable Laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Inmet Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Inmet Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner for Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Original Offer to Purchase.

The tax consequences to holders of Convertible Securities of converting, exchanging or exercising such Convertible Securities are not described in either Section 19 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”, or in Section 20 of the Original Circular, “Certain U.S. Federal Income Tax Considerations”. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision whether to convert, exchange or exercise such Convertible Securities.

- iv -

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain information contained in the Original Circular under Section 7, “Reasons to Accept the Offer”, Section 8, “Purpose of the Offer and First Quantum’s Plans for Inmet”, Section 10, “Source of Funds” and Section 13, “Acquisition of Inmet Shares Not Deposited”, in addition to certain information contained elsewhere in the Offer to Purchase and Circular, contain “forward-looking statements” and are prospective. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Offeror or First Quantum to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror or First Quantum include, among other things: the inherent risks and uncertainties involved in mining or the exploration and development of mineral properties; possible variations in ore reserves, grade or recovery rates; fluctuations in metal prices (including copper prices); fluctuations in currency exchange rates; fluctuations in interest rates; the availability of labour, equipment and other infrastructure; changes in project parameters as plans continue to be refined; potential project cost delays and overruns or unanticipated costs and expenses; political instability whether globally or in the countries in which Inmet or First Quantum operate; changes in applicable Laws, including Laws related to mining development, foreign investment, environmental protection, labour and employment and the protection of the health and safety of workers; possible defects to title of properties; failure of plant, equipment or processes to operate as anticipated; uncertainties relating to timing of production and the cash and total costs of production; the possibility of accidents, labour strikes and work stoppages; general business and economic conditions globally; industry trends; the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from government authorities on a timely basis or at all if the Offer is successful, the inability to successfully integrate Inmet’s operations and programs with those of First Quantum, including incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Inmet; and disruptions in business operations due to reorganization activities. Such forward-looking statements should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect the Offeror and First Quantum. Additional factors may be noted elsewhere in the Offer to Purchase and Circular and in any documents incorporated by reference into the Offer to Purchase and Circular. Readers are cautioned not to put undue reliance on forward-looking statements. The Offeror and First Quantum disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

Neither the Offeror or First Quantum nor any of their respective directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources (including any projections or estimates made by third-party research analysts). Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. The Offeror and First Quantum have no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

- v -

CURRENCY AND EXCHANGE RATES

In the Offer to Purchase and Circular, all references to (i) “$” or “dollars” refer to Canadian dollars, (ii) “US$” refer to U.S. dollars and (iii) “£” refer to Great British Pounds.

INFORMATION CONCERNING INMET

Except as otherwise indicated, the information concerning Inmet contained in the Offer to Purchase and Circular has been taken from and is based solely upon Inmet’s public disclosure on file with the Securities Regulatory Authorities. Inmet has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Inmet contained in this document. Although the Offeror and First Quantum have no knowledge that would indicate that any information or statements contained in this document concerning Inmet taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror or First Quantum nor any of their respective directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Inmet to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror or First Quantum. The Offeror and First Quantum have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Inmet’s publicly available documents or records or whether there has been any failure by Inmet to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Inmet is given based on information in Inmet’s public disclosure available as of February 8, 2013.

- vi -

NOTICE OF VARIATION AND EXTENSION

February 8, 2013

TO: THE HOLDERS OF COMMON SHARES OF INMET

This Notice of Variation and Extension amends and supplements the Original Offer to Purchase and Circular, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Inmet Shares.

Except as otherwise set forth in this Notice of Variation and Extension, the terms and conditions previously set forth in the Original Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Variation and Extension should be read in conjunction with the Original Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the “Offer” in the Original Offer to Purchase and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and this Notice of Variation and Extension mean the Original Offer as amended hereby and all references in such documents to the “Offer to Purchase” and/or “Circular” mean the Original Offer to Purchase and Circular as amended hereby. Unless the context otherwise requires, capitalized terms used in this Notice of Variation and Extension but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings given to them in the Original Offer to Purchase and Circular.

1.    Extension of the Offer

The Offeror has extended the time for acceptance of the Offer to 5:00 p.m. (Eastern Standard Time) on February 27, 2013 unless the Offer is further extended or withdrawn. Accordingly, the definition of “Expiry Date” in the “Glossary” section of the Original Offer to Purchase is hereby deleted and replaced by the following:

“Expiry Date” means February 27, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Inmet Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

In addition, all references to “5:00 p.m. (Eastern Standard Time) on February 14, 2013” in the Original Offer to Purchase and Circular are amended to refer to “5:00 p.m. (Eastern Standard Time) on February 27, 2013”.

2.    Revised Condition of the Offer

The Offeror has varied a condition of the Offer. Subsection (k) in Section 4 of the Original Offer to Purchase entitled “Conditions of the Offer” is hereby deleted and replaced by the following:

(k) the Offeror shall have been provided with, or been given access to, in a timely manner, or have determined in its sole discretion that it does not require that it be provided with or otherwise be given access to, all non-public information relating to Inmet and its affiliates and subsidiaries, including access to management of Inmet, as has been or may on or after the date of the Offer be given, provided or made available by Inmet or any of its entities to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Inmet or any of its subsidiaries on substantially the same terms and conditions as have been imposed on or as may be imposed on any such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Deposited Inmet Shares or a revised offer or to complete the acquisition of the Inmet Shares pursuant to the terms of the Offer or to effect any Compulsory Acquisition or any Subsequent Acquisition Transaction.

3.    Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m. (Eastern Standard Time) on February 27, 2013 unless further extended or withdrawn. Shareholders who have validly deposited and not withdrawn their Inmet Shares need take no further action to accept the Offer.

4.    Manner for Acceptance

Inmet Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Original Offer to Purchase, “Manner for Acceptance”.

5.    Take-Up of and Payment for Deposited Inmet Shares

If all of the conditions of the Offer described in Section 4 of the Original Offer to Purchase, “Conditions of the Offer”, have been satisfied or, where permitted, waived by the Offeror (at its sole discretion) at or prior to the Expiry Time, the Offeror will take up and pay for Deposited Inmet Shares that have not been properly withdrawn from the Offer not later than 10 days after the Expiry Date. Any Inmet Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three business days after they are taken up and (ii) ten days after the Expiry Time. Any Inmet Shares deposited under the Offer after the first date on which Inmet Shares have been taken up by the Offeror will be taken up and paid for by the Offeror not later than 10 days after such deposit. See Section 6 of the Original Offer to Purchase, “Take Up of and Payment for Deposited Inmet Shares”.

6.    Withdrawal of Deposited Inmet Shares

Deposited Inmet Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the Inmet Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Inmet Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Inmet Shares are irrevocable.

7.    Recent Developments

On January 9, 2013, First Quantum mailed the Original Offer to Purchase and Circular and related documents required to be sent to Shareholders under applicable Canadian securities Laws, filed such documents with Securities Regulatory Authorities and issued a press release announcing that it had commenced the Offer.

Also on January 9, 2013, Inmet issued a press release in response to the Offer, announcing that Inmet and its financial advisors were conducting a process to investigate all potential strategic alternatives to the Offer and advised Shareholders to not take any action and to not tender their Inmet Shares to the Offer.

On January 10, 2013, Inmet’s largest shareholder, Leucadia National Corporation, announced that it would tender its Inmet Shares in support of the Offer.

On January 11, 2013, First Quantum delivered a letter to the Chairman of the Inmet Board, which was publicly disseminated on January 12, 2013, advising that First Quantum had been approached, directly and indirectly through its financial advisors, by a number of Shareholders who had expressed concern that Inmet was proposing to complete a sale of a further minority interest in the Cobre Panama Project. These concerns were apparently based upon discussions between Shareholders and a senior executive officer of Inmet. In addition, this letter noted that First Quantum was concerned that Inmet’s Special Committee may have been contemplating steps which could deprive Shareholders the opportunity to consider the Offer.

On January 12, 2013, Inmet issued a press release which noted that, according to the Chairman of the Inmet Board, First Quantum was not engaging in friendly discussions and that the Inmet Board and its advisors were engaged in a thorough and rigorous process to evaluate the Offer and to explore the full range of all potential alternatives that may provide greater value to Shareholders.

On January 14, 2013, First Quantum issued an open letter to Shareholders confirming its ongoing desire for a friendly transaction and assuring Shareholders that First Quantum had made, and will continue to make, all reasonable efforts to engage the Inmet Board and management team in a constructive dialogue regarding the merits of a combination of the respective businesses.

On January 22, 2013, Inmet filed its directors’ circular and issued a press release announcing the recommendation of the Inmet Board that Shareholders reject the Offer.

Also on January 22, 2013, First Quantum publicly announced increases in copper production of 26 percent for the fourth quarter and 16 percent for the year ended December 31, 2012. In addition, First Quantum provided its outlook for the full year 2013.

On January 24, 2013, First Quantum issued an open letter to Shareholders responding to Inmet’s directors’ circular, noting that in First Quantum’s view, many of the considerations upon which the Inmet Board had based its recommendation to Shareholders were flawed, paint a selective picture or raise unnecessary concerns. The letter to Shareholders also noted that Inmet’s directors’ circular (i) did not identify any compelling alternative to the Offer, (ii) presented generic and rehearsed arguments to support Inmet’s case but ignored the overriding commercial logic of a combination, and (iii) disclosed that Inmet had established an electronic data room and granted due diligence access to chosen parties after having repeatedly denied to First Quantum the opportunity to conduct even the most cursory due diligence review. In addition, the letter to Shareholders reiterated that the Offer has significant commercial benefits, places a fair and substantial premium valuation on Inmet and its assets and provides a brighter future for all Shareholders.

On January 29, 2013, First Quantum held a webcast presentation which was open to all Shareholders.

Also on January 29, 2013, First Quantum received conditional approval to list the First Quantum Shares to be issued under the Offer on the TSX. Listing will be subject to First Quantum fulfilling all of the listing requirements of the TSX.

On February 7, 2013, First Quantum received an advance ruling certificate in respect of the Offer from the Commissioner, satisfying a condition of the Offer relating to Competition Act Approval.

8.    Consequential Amendments to the Original Offer to Purchase and Circular and Other Documents

The Original Offer to Purchase and Circular, Letter of Transmittal and Notice of Guaranteed Delivery are hereby amended to the extent necessary to reflect the amendments contemplated by, and the information contained in, this Notice of Variation and Extension.

9.    Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.    Directors’ Approval

The contents of this Notice of Variation and Extension have been approved, and the sending thereof to the Shareholders has been authorized, by each of the First Quantum Board and the board of directors of the Offeror.

APPROVAL AND CERTIFICATE OF FIRST QUANTUM MINERALS LTD.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: February 8, 2013.

(Signed) PHILIP K.R. PASCALL Chairman and Chief Executive Officer	(Signed) HANNES MEYER Chief Financial Officer

On behalf of the Board of Directors

(Signed) MARTIN R. ROWLEY Director	(Signed) ANDREW ADAMS Director

APPROVAL AND CERTIFICATE OF FQM (AKUBRA) INC.

The foregoing, together with the Original Offer to Purchase and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Dated: February 8, 2013.

(Signed) PHILIP K.R. PASCALL Chief Executive Officer	(Signed) MARTIN R. ROWLEY President

On behalf of the Board of Directors

(Signed) CHRISTOPHER LEMON Director	(Signed) SHARON LOUNG Director

The Depositary for the Offer is:

By Mail	By Registered Mail, Hand or Courier

P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253

Toll Free (Overseas): 1-514-982-7555

Email: corporateactions@computershare.com

The Information Agent for the Offer is:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

Any questions or requests for assistance or additional copies of the Notice of Variation and Extension, Offer to Purchase and Circular, Letter of Transmittal or Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The following information is applicable to the Registrant.

Indemnification of Directors and Officers

Section 21.3 of the Registrant’s Articles provides that subject to the Business Corporations Act (British Columbia) (the “Act”), the Registrant may indemnify any person.

Section 160 of the Act, which governs the Registrant, provides that the Registrant may, indemnify an individual who is or was a director or officer of the Registrant, is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and, except in sections 163(1)(c) and (d) and section 165 referred to below, the heirs and personal and other legal representatives of that individual (an “Eligible Party”), against all eligible penalties to which the Eligible Party is or may be liable and, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. Section 161 of the Act provides that after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by the Eligible Party in respect of that proceeding if the Eligible Party (i) has not been reimbursed for those expenses, and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

“associated corporation” is any corporation or entity referred to in the foregoing definition of Eligible Party.

“eligible penalty” means a judgment, penalty or fine awarded in or imposed in, or an amount paid in settlement of, an eligible proceeding.

“eligible proceeding” includes a proceeding in which the Eligible Party, by reason of an Eligible Party (other than such heirs and personal and other legal representatives) being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

“expenses” includes costs, charges and expenses, including legal or other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

“proceedings” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Section 162(1) of the Act provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an Eligible Party in respect of that proceeding. However, section 162(2) provides that the Registrant must not make the payments referred to in section 162(1) unless the Registrant first receives from the Eligible Party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163, the Eligible Party will repay the amounts advanced.

Section 163(1) of the Act provides that the Registrant must not indemnify or pay the expenses as described in the foregoing paragraphs, if any of the following circumstances applies:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the Eligible Party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be;

(d) in the case of an eligible proceeding other than a civil proceeding, if the Eligible Party did not have reasonable grounds for believing that the Eligible Party’s conduct in respect of which the proceeding was brought was lawful.

In addition section 163(2) of the Act provides that if an eligible proceeding is brought against an Eligible Party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not (i) indemnify the Eligible Party against eligible penalties or (ii) pay the expenses described in the foregoing paragraphs.

Section 164 of the Act provides that, despite the foregoing provisions, on the application of the Registrant or an Eligible Party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an Eligible Party against any liability incurred in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164;

(e) make any other order the court considers appropriate.

Section 165 of the Act provides that the Registrant may purchase and maintain insurance for the benefit of an Eligible Party or the heirs and personal or other legal representatives of the Eligible Party against any liability that may be incurred by reason of the Eligible Party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

As contemplated by Section 165 of the Act, the Registrant has purchased insurance against potential claims against the directors or officers of the Registrant and against loss for which the Registrant may be required or permitted by law to indemnify such directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Form F-80:

Exhibit Number	Description

3.1*	The material change report of First Quantum dated January 13, 2012 in respect of the announcement of First Quantum reaching an agreement with Eurasian Natural Resources Corporation Plc to dispose of First Quantum’s residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, and settle all claims in relation to its DRC operations.

3.2*	The annual audited consolidated financial statements of First Quantum as at and for the financial year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon.

3.3*	The management discussion and analysis of financial condition and results of operations of First Quantum dated March 6, 2012 for the financial year ended December 31, 2011.

3.4*	The material change report of First Quantum dated March 12, 2012 in respect of First Quantum closing the sale of its residual DRC assets, namely the Kolwezi Project, the Frontier Mine and the Lonshi Mine, to Eurasian Natural Resources Corporation Plc and finalizing the settlement of all claims in relation to its DRC operations.

3.5*	The annual information form of First Quantum dated March 31, 2012 for the year ended December 31, 2011.

3.6*	The management information circular of First Quantum dated April 5, 2012 in respect of the annual meeting of shareholders of First Quantum held on May 9, 2012.

3.7*	The material change report of First Quantum dated September 27, 2012 in respect of First Quantum’s offering of US$350 million of senior notes due 2019.

3.8*	The unaudited interim comparative consolidated financial statements of First Quantum as at and for the three and nine months ended September 30, 2012.

3.9*	The management discussion and analysis of financial condition and results of operations of First Quantum for the three and nine months ended September 30, 2012.

3.10*	The material change report of First Quantum dated December 19, 2012 in respect of the announcement made by First Quantum of its intention to make an offer to acquire all of the outstanding Inmet Shares for consideration of $72.00 per Inmet Share in cash and/or First Quantum Shares.

4.1*	Consent of PricewaterhouseCoopers LLP.

*	Previously filed with the Registrant’s Form F-80 (Commission File No. 333-185937) filed with the U.S. Securities and Exchange Commission on January 9, 2013.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings

(a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b) The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a) Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Not applicable.

(c) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Perth, Western Australia, on the 8th day of February 2013.

FIRST QUANTUM MINERALS LTD.

By:	/s/ Philip K. R. Pascall
Philip K. R. Pascall Chief Executive Officer

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Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

First Quantum Minerals Ltd.

Signature	Title	Date

* Philip K. R. Pascall	Chairman, Chief Executive Officer, Director (Principal Executive Officer)	February 8, 2013

* Hannes Meyer	Chief Financial Officer (Principal Financial and Accounting Officer)	February 8, 2013

* Martin R. Rowley	Executive Director Business Development, Director	February 8, 2013

* Andrew B. Adams	Director	February 8, 2013

* Paul Brunner	Director	February 8, 2013

* Peter St George	Director	February 8, 2013

*By:	/s/ Philip K. R. Pascall
Name:	Philip K. R. Pascall Attorney-in-fact

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Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of First Quantum Minerals Ltd. in the United States, in the City of Newark, State of Delaware, on February 8, 2013.

PUGLISI & ASSOCIATES
(Authorized U.S. Representatives)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director, Puglisi & Associates

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